EXHIBIT 12.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)	2014	2013	2012	2011	2010
Earnings:
Income before assessments	$241	$360	$551	$258	$545
Fixed charges	467	605	647	754	1,053
Total earnings	$708	$965	$1,198	$1,012	$1,598
Fixed charges:
Interest expense	$466	$604	$646	$753	$1,052
Estimated rental expense based on an interest factor	1	1	1	1	1
Total fixed charges	$467	$605	$647	$754	$1,053
Ratio of earnings to fixed charges	1.52	1.59	1.85	1.34	1.52